RECEIVED

2004 NOV 16 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 11/12/2004

04046474

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services reviews certain business practices" dated November 12, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

p.p. E. Heesk

Andres Christen

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

Dle 12/7

Enclosure

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services reviews certain business practices

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, November 12, 2004 – Zurich Financial Services (Zurich) has been conducting a review of certain business practices with insurance brokers, assisted by external counsel of LeBoeuf, Lamb, Greene & MacRae. This review process, which includes a careful look at Zurich's relationship with Marsh & McLennan as a result of the recent complaint filed against Marsh by the Office of the New York Attorney General, has led to the suspension of several employees of the Excess Casualty underwriting unit in the Specialties Business of Zurich North America Commercial.

Like many other companies in the industry, Zurich has been subpoenaed by the Office of the New York Attorney General to provide information as part of an industry-wide investigation. Zurich is complying with that request and it will continue to cooperate with the Office of the Attorney General.

The Group's business relationship is built on ethical values as articulated in the "Zurich Basics." These values do not condone improper behavior, and Zurich will take action wherever such behavior has been found.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:

Zurich Financial Services, Media and Public Relations

8022 Zurich, Switzerland

Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41

http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN